TURBODYNE TECHNOLOGIES, INC.
                              36 E. BARNETT STREET
                                VENTURA, CA 93001



July 23, 2008


Mr. Joseph Foti
Senior Assistant Chief
Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington D.C. 20549-3561


Re:      Turbodyne Technologies, Inc.
         File Number: 000-21391

Dear Mr. Fay:

We have researched the inquiries in your letter dated July 8, 2008.

SEC COMMENT # 1:

We note the 12 million shares issued/to be issued to Mr. Adams are subject to repurchase. In this regard, please explain to us your consideration of paragraphs 28-36 of FAS 123R, paragraph 11 of FAS 150, and ASR 268. Also, clearly explain to us and disclose in sufficient detail the conditions upon which the shares are to be repurchased. Further, explain to us, with a view toward disclosure, where the shares that have been issued and the related accounting of the shares are reported in the financial statements of your Form 10-Q for the period ended March 31, 2008.

RESPONSE TO SEC COMMENT # 1:

As of March 31, 2008, a certificate for the 12,000,000 shares subject to issuance to John Adams was not issued. However, the 333,333 shares earned as of March 31, 2008 were accrued and recorded under the liability account.

The agreement with John Adams will be changed to delete the references to the repurchase agreement which was never finalized. The Company now believes that such agreement is unnecessary with respect to unvested shares and never sought to apply it to vested shares. Therefore, par. 31 of FAS 123R, par. 11 of FAS 150 and ASR 268 do not apply.

SEC COMMENT # 2:

 You disclose in the Form 8-K filed on March 21, 2008 that holders of a total of $1,251,000 principal amount of convertible notes have converted the principal and interest of such notes into 150,576,948 shares of common stock. However, such conversion does not appear to be reflected in this note or the financial statements for the period ended March 31, 2008. Please explain.

RESPONSE TO SEC COMMENT # 2:

A new Form 8-K will be filed to indicate the correct number of notes that were converted at that time. The filed 8k was based on presumed conversions and the overhang to the market. All subsequent filings indicate the correct numbers.

SEC COMMENT # 3:

 Please reconcile for us the sum of the discounts associated with the beneficial conversion feature and warrants reported in the periods indicated in the second paragraph on page 17 to the sum of the accumulated amortization of the warrants and beneficial conversion feature presented in the table. It appears that the two sums differ by $339,980.

RESPONSE TO SEC COMMENT # 3:

The analysis for the discounts associated with the beneficial conversion feature and warrants is as follows:

PER PARAGRAPH 17:
     Amortization for 2007                                  $   864,485
     Amortization for 2006                                      568,168
     Amortization for Q1 2008                                   240,194
                                                            -----------------
     Accumulated amortization                                 1,672,847
                                                            -----------------

PER TABLE ON PAGE 16:
     Accumulated amortization for warrants                       265,497
     Accumulated amortization for BCF                          1,067,370
                                                            -----------------
     Total Accumulated amortization (per note 4 table)         1,332,867
                                                            -----------------

Difference                                                  $    339,980
                                                            -----------------


The $339,980 was not included in the tabular presentation since it was the accumulated amortization of the old BCF which was completely written off when the note holders exercised their warrants, thereby modifying the conversion terms of the note, leading to recognition of new BCF.

SEC COMMENT # 4:

In the third paragraph from the bottom of page 17, please disclose the amount of unamortized discount written off in each period presented associated with extinguishment of debt. It appears that an amount for such should be reported for 2008 as well, for from your disclosures it appears notes have been converted in 2008. Additionally, ensure that all amounts reported in this note associated with the various components of amortization of debt discount (that is, from modifications and conversions, and due to the passage of time) equate to the amount of amortization of debt discount reported in the statement of operations.

RESPONSE TO SEC COMMENT # 4:

The caption "Gain on Extinguishment of Debt" in the Statement of Operations refers to the write off of the old accounts payable (due to passage of time) and there were no accounts written off during the first quarter of 2008. Transactions related to the debt conversion were recorded under "Debt Conversion Expense" and the amount ($426,857) related to the 2008 debt conversion was disclosed in the 3rd paragraph of page 17.

The unamortized discounts written off under "Debt Conversion Expense" as a result of the modification / conversion of debts are as follows:

   Date              Period           BCF            Warrants       Total
------------       ----------       ----------     -----------   -----------
12.31.06            One Year         137,936        30,209       168,145
12.31.07            One Year          64,267             0        64,267
Q1 2007             3 Months          43,089             0        43,089
Q1 2008             3 Months          15,144             0        15,144


SEC COMMENT # 5:

The total change in the number of shares of common stock during the period ended March 31, 2008 from your balance sheet is 54,123,195. You have reported herein the specifics associated with 48,123,194 of these shares. Please explain to us and disclose herein the specifics associated with the remaining 6 million shares.

RESPONSE TO SEC COMMENT # 5:

The 6,000,000 share difference was disclosed on page 13 under item (b) as payment of services (specifically to Woodcock Washburn). We are considering amending Item 2 of Part II of the 10QSB or providing alternate disclosure.

The company acknowledges that:
     o the company is responsible for the adequacy and accuracy of the disclosures in the filings;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Jason Meyers
-----------------------------------------
Co-Chief Executive Officer


/s/ John Adams
-----------------------------------------
Co-Chief Executive Officer

/s/ Debi Kokinos
-----------------------------------------
Chief Financial Officer